355 South Grand Avenue
Los Angeles, California 90071-1560
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www.lw.com

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June 17, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

100 F Street, N.E.,

Washington, D.C. 20549

Attention:	Kevin Woody, Branch Chief
Jennifer Monick, Senior Staff Accountant
Sandra Hunter, Attorney Advisor
Michael McTiernan, Assistant Director

Re:	Kennedy-Wilson, Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Quarterly Period Ended March 31, 2011
Proxy Statement on Schedule 14A
File No. 001-33824

Ladies and Gentlemen:

This letter is being submitted on behalf of Kennedy-Wilson Holdings, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by facsimile on June 6, 2011 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010, Form 10-Q for the quarterly period ended March 31, 2011 and Proxy Statement on Schedule 14A. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

June 17, 2011

Form 10-K

Item 1. Business, page 1

1.	We note you have significantly increased your loan investment portfolio. In future periodic reports, to the extent this portfolio represents a material part of your business, please provide a more detailed overview of your loan portfolio, including a summary of the types of loans based on priority over collateral (first mortgage, second mortgage, mezzanine loans, MBS), your weighted average yield, and your weighed average cost of funds used to finance these assets. In addition, to the extent practicable, please provide disclosure related to the credit quality of these loan investments. Please also provide the weighted average yield of new loan investments purchased or originated during the reporting period.

Response: The Company respectfully acknowledges the Staff’s comment regarding the Company’s loan investment portfolio. The Company’s loan investment program is cyclical, with the Company purchasing loan pools predominantly in times where many such pools are trading at significant discounts. The Company’s last significant round of loan pool purchases were from the Resolution Trust Corporation in the early 1990s. Because there have not been many opportunistic buying opportunities since that time until recently, the Company’s program of investing in such pools has been dormant for many years. Current market conditions have revived this program. Therefore, while the pools of note receivables and loan participations the Company now owns are relatively new, the investment strategy and execution of that strategy are not new to the Company.

The Company only purchases notes at a discount and those that are secured by real estate (governed by ASC 310-30). The Company does not originate any loans. The credit quality of the loans that the Company invests in is principally established, in the Company’s view, not by the credit quality of the borrower, but by the underlying real estate. Accordingly, the deeply discounted price that the Company pays for the loans relative to the underlying value of the real estate results in a high credit quality of the loans.

A loan which has defaulted under its original terms is not necessarily indicative of a loan loss under ASC 310-30-30. In accordance with these provisions, the Company would only experience a loss if the present value of the future cash flows became less than the net book value of the asset. Because of the Company’s strategy, the Company believes its exposure to such losses is relatively low. Further, the Company must routinely update projected future cash flows in connection with computing the “accretable yield,” which is already disclosed as a significant accounting policy. Such computations make any loan losses readily apparent, and accordingly the process inherently includes the consideration of loan losses. In future periodic filings, the Company will include disclosure similar to the language underlined below within the disclosure that appears on page 23 of the Company’s Form 10-K:

“Investments in loan pool participations and notes receivable—Interest income from investments in loan pool participations and notes receivable are recognized on a level yield basis under the provisions of Loans and Debt Securities Acquired with Deteriorated Credit Quality ASC Subtopic 310-30, where a level yield model is utilized to determine a yield rate which, based upon projected future cash flows, accretes interest income over the estimated holding period. In the event that the present value of those future cash flows is less than net book value, a loss would be immediately recorded. When the future cash flows of a note cannot be reasonably estimated, cash payments are applied to the cost basis of the note until it is fully recovered before any interest income is recognized.”

June 17, 2011

As of March 31, 2011, the Company’s loan pool consisted of 7.9% of its total assets. The Company expects that its loan portfolio, as a percentage of total assets, will likely decline in future periods. However, if its loan portfolio grows to represent a significantly more material part of the Company’s business, it will provide a more detailed overview of its loan portfolio and additional disclosure, as practicable, related to credit quality and yield of new loan investments in future periodic reports.

Item 2. Properties, page 15

2.	We note you indicate on page 20 that you have ownership in 11,971 multifamily apartment units. In future periodic reports, please provide a brief overview of your property portfolio, including your portfolio occupancy and average effective rent.

Response: The Company respectfully advises the Staff that, of the 11,971 multifamily apartment units referenced above, only 204 units, representing one multifamily property, are owned by a subsidiary and included in the Company’s consolidated financial statements. This multifamily property had a book value of $22.4 million as of December 31, 2010 and generated $2.0 million of revenue for 2010. Accordingly, the Company believes that this single property is not material to its operations, taken as a whole. The remaining 11,767 units referenced by the Staff are owned via joint venture investments and are accounted for by the Company under the equity method. Because these units are owned through joint venture investments, the Company does not believe that presenting property data with respect to them would be meaningful to shareholders.

The Company acknowledges the Staff’s concern regarding this topic and, therefore, in the event that the Company’s consolidated real estate investments become material in the future, it will include portfolio occupancy and average effective rent, in future periodic reports with respect to such investments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

3.	We note that your credit facility and junior subordinated debentures contain financial covenants. To the extent you consider these material sources of liquidity, and to the extent the financial covenants may restrict your future financing flexibility, please include a more detailed discussion of these covenants in future periodic reports. In addition, please confirm that in future periodic reports you will disclose your actual financial covenant ratios to the extent that efforts to comply with the ratios are having a material impact on your financial flexibility, such as by precluding new indebtedness.

Response: In response to the Staff’s comment, the Company will include disclosure similar to the following in future periodic reports:

“Our unsecured credit facility with U.S. Bank and East West Bank, our junior subordinated debentures and the indenture governing our 8.750% senior notes contain numerous restrictive covenants that, among other things, limit our ability to incur additional indebtedness, pay dividends or make distributions to stockholders, repurchase capital stock or debt, make investments, sell assets or subsidiary stock, create or permit liens on assets, engage in transactions with affiliates, enter into sale/leaseback transactions, issue subsidiary equity and enter into consolidations or mergers. Our unsecured credit facility and junior subordinated debentures also require us to maintain a minimum tangible net worth and a specified amount of cash and cash equivalents.

June 17, 2011

Our unsecured credit facility also requires us to maintain (i) a minimum rent adjusted fixed charge coverage ratio (as defined in the unsecured credit facility) of not less than 1.75 to 1.00, measured on a four quarter rolling average basis and (ii) a maximum balance sheet leverage (as defined in the unsecured credit facility) of not greater than 1.50 to 1.00, measured at the end of each calendar quarter. As of the most recent quarter end, our adjusted fixed charge coverage ratio was [X to Y] and our maximum balance sheet leverage was [X to Y].

Our junior subordinated debentures require us to maintain (i) a fixed charge coverage ratio (as defined in the indenture governing our junior subordinated debentures) of not less than 1.75 to 1.00, measured on a four quarter rolling basis, and (ii) a ratio of total debt to net worth (as defined in the indenture governing our junior subordinated debentures) of not greater than 3.00 to 1.00 at anytime. As of the most recent quarter end, our fixed charge coverage ratio was [X to Y] and our ratio of total debt to net worth was [X to Y].

The indenture governing our 8.750% senior notes limits our ability to incur additional indebtedness if, on the date of such incurrence and after giving effect to the new indebtedness, our maximum balance sheet leverage ratio (as defined in the indenture) is greater than 1.50 to 1.00. This ratio is measured at the time of incurrence of additional indebtedness.”

Critical Accounting Policies

Long-Lived Assets, page 23

4.	Please tell us if you capitalize internal costs incurred when acquiring, developing and constructing real estate assets. To the extent you capitalize such costs, please tell us the amount of these indirect costs capitalized for each fiscal year presented.

Response: The Company respectfully advises the Staff that the Company capitalizes qualifying internal costs for real estate projects in accordance with ASC 970-340-25-3. There were no such amounts capitalized in any of the periods presented as there were no material amounts that met the criteria for indirect internal costs capitalization. In the event that indirect internal costs become material in the future, the Company will capitalize them in accordance with ASC 970-340-25-3.

Off-Balance Sheet Arrangements, page 35

5.	Please tell us how you complied with Item 303 of Regulation S-K, or tell us how you determined it was not necessary to disclose your capital commitments related to a joint venture discussed on page 54 and your unfunded capital commitments to the Funds discussed on page 56.

Response: On page 35 of the Company’s 10-K, under the heading “Off-Balance Sheet Arrangements, “ the Company identifies potential liabilities under guarantees of loans secured by assets held in joint ventures and under non-recourse carve out guarantees. These arrangements are disclosed in compliance with Item 303(a)(4)(ii)(A) of Regulation S-K. The Company respectfully advises the Staff that other than the guarantees and non-recourse carve out guarantees identified on page 35 of the Company’s Form 10-K, it has no other such guarantee arrangements with respect to off balance sheet entities.

June 17, 2011

The joint venture that is discussed on page 54 and the funds that are discussed on page 56 of the Company’s Form 10-K (the “Investment Entities”) are unconsolidated entities. While the operating agreements of these Investment Entities provide for potential future capital calls to the Investment Entities’ investors, including the Company, one of the Company’s roles with respect to the Investment Entities is to identify investment opportunities for the Investments Entities. Consummation of a new investment is the primary circumstance when a capital call would be required. As such, the Company determines when a capital call is submitted to the investors in the Investment Entities.

In preparing its disclosure, the Company considered whether the capital commitments with respect to the Investment Entities are required to be disclosed under Item 303(a)(4)(ii)(A)-(D) of Regulation S-K. Based on the facts set forth above, the Company believes that the capital commitments to the Investment Entities do not fall within the definition of “off-balance sheet arrangements” under Item 303(a)(4)(ii)(B)-(D) of Regulation S-K. In addition, the Company does not believe the capital commitments to the Investment Entities have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Although the Company believes that the disclosures in its 10-K were compliant with Item 303 of Regulation S-K, the Company is not adverse to providing supplemental disclosure in future filings under the caption “Off-Balance Sheet Arrangements” disclosing the amount of the identified capital commitments and any similar future capital commitments. Indeed, as pointed out by the Staff, the Company already discloses that amount of these commitments in the notes to its financial statements. In acknowledgement of the Staff’s comment regarding this subject matter, the Company intends to include disclosure similar to the following in future periodic reports:

“As of [xx], 2011, we have a capital commitment totaling $[xx] to [joint venture/fund]. Through [xx], 2011, we have contributed capital in the aggregate amount of $[xx] to [joint venture/fund], and we have a remaining unfulfilled capital commitment of $[xx] to such [joint venture/fund]. As we identify investment opportunities in the future, we may be called upon to contribute additional capital to [joint venture/fund] in satisfaction of our capital commitment obligation].”

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 36

6.	Please tell us how you complied with Item 305 of Regulation S-K, or tell us how you determined it was unnecessary to provide quantitative and qualitative disclosures about foreign currency risk.

Response: The Company respectfully advises the Staff that in preparing Item 7A. Quantitative and Qualitative Disclosures about Market Risk of its 2010 Form 10-K, the Company concluded that foreign currency risk under market risk sensitive instruments was not material as of year end 2010 for purposes of Item 305(a)—Quantitative Information About Market Risk.

As of December 31, 2010, the only obligation on the Company’s consolidated balance sheet that was denominated in a foreign currency was a $2.8 million mortgage loan secured by an office building in Japan. The Company repaid all outstanding amounts under this mortgage in April 2011 and currently has no obligations denominated in a foreign currency on its consolidated balance sheet.

June 17, 2011

For purposes of Item 305(b)—Qualitative Information About Market Risk, the Company also believes that its exposure to foreign currency risk was not material as of year end. Substantially all of the Company’s operations in Japan are conducted through a minority interest in an unconsolidated joint venture (the Company holds a 41.5% equity interest in its Japanese joint venture and does not control it). The Company receives distributions on its equity investment in this joint venture, and the distributions are denominated in U.S. dollars. With respect to the joint venture’s operations in Japan, both the joint venture’s revenues and expenses are denominated in Japanese Yen, and as such are naturally hedged against one another and tend to mitigate the impact of foreign currency risk on the joint venture’s distributions to the Company.

The Company acknowledges the Staff’s concern regarding this subject matter and, therefore, will continue to assess the materiality of currency exposure and elaborate on the results of our analysis in our future disclosures if our exposure becomes material. In future filings, to the extent that foreign currency market risk exposure remains immaterial, the Company will modify its disclosure in Item 7A to include a statement that foreign currency risk under market risk sensitive instruments was not material as of period end.

Financial Statements

Kennedy-Wilson Holdings, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm, page 38

7.	Please tell us how your auditors’ report complies with paragraph 9 of AU Section 543, or tell us how your auditors determined it was unnecessary to modify the opinion paragraph to reference the other auditors.

Response: The Company respectfully advises the Staff that the Company believes its auditors’ opinion for 2010 complies with paragraph 9 of AU Section 543, except that the reference to the other auditor’s report that relates to the 2009 financial statements of KW Residential LLC, an equity method investee, was not included in the opinion paragraph. The introductory paragraph clearly states that the Company’s auditors’ opinion, insofar as it relates to the December 31, 2009 amounts included for KW Residential LLC, is based solely on the report of the other auditors. The omission of the reference in the opinion paragraph, related to the other auditor’s report for the 2009 KW Residential LLC financial statements, was an oversight in the 2010 auditors’ report. This reference in the opinion paragraph was properly included in the December 31, 2009 auditors’ report to the Company.

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 45

8.	Please tell us how you have complied with ASC 605-20-S99-1, or tell us why you believe it was not necessary to disclose the amount of performance fee revenue recognized that may be reversed in future periods if there is negative fund performance.

Response: The Company respectfully advises the Staff that the Company currently has two contracts that are subject to a performance fee threshold that it entered into in 2010. The total performance fees recognized for this arrangement in the year ended December 31, 2010 was approximately $1.6 million. Given the amount of this performance fee, it was determined by the

June 17, 2011

Company that disclosure of this amount was not material and therefore would not be required to be disclosed in accordance with ASC 605-20-S99-1. Although the Company concluded that disclosure of this amount was not material in 2010, in response to the Staff’s comment, the Company will disclose the amount of performance fee revenue that may be reversed in future periods in its future periodic filings.

Concentration of Credit Risk, page 47

9.	Please expand your disclosure to address how you evaluate your accounts receivable, notes receivable and investment in loan pool participations for loan losses. Please refer to ASC 310 and ASC 450-20.

Response: The Company respectfully advises the Staff that the Company’s accounts receivable are evaluated on an ongoing basis for credit losses in accordance with ASC 450-20. As of March 31, 2011, approximately 74% of the Company’s accounts receivable were comprised of related party receivables. These receivables are generally originated by entities in which the Company is the general partner or managing member and manages the bank accounts. The Company’s third party receivables are generally small amounts and are diversified to a large number of customers located throughout the United States. In accordance with ASC 450-20, the Company determined that potential losses related to its accounts receivable are not probable and, as such, has not recorded any allowance related to these receivables. Additionally, the Company’s history of losses related to the Company’s receivables has been inconsequential. Based on the above, the Company does not consider losses related to its accounts receivable significant and therefore does not make any associated disclosures in its summary of significant accounting policies.

The Company also respectfully directs the Staff to the Company’s response to comment number 1 above for a detailed discussion of its notes receivable and loan pool participations and related loss consideration disclosure.

The Company acknowledges the Staff’s concern regarding this topic and will add disclosure similar to the following in future periodic reports:

“Accounts receivable are recorded at the contractual amount as determined by the underlying agreements and do not bear interest. An allowance for doubtful accounts is provisioned when the Company determines there are probable credit losses in the Company’s existing accounts receivable that is determines based on historical experience. The Company reviews its accounts receivable for probable credit losses on a quarterly basis. As of [xx], 2011, the Company had no allowance for doubtful accounts and during the period [xx], 2011 had recorded no provision for doubtful accounts.”

Note 5 – Real Estate, page 51

10.	Please tell us how you accounted for the acquisition of the controlling interest and the assumed debt related to the 2,700 acre ranch in Hawaii. Further, please tell us how you complied with ASC 805-10-50, or tell us how you determined it was not necessary to provide the applicable disclosures.

June 17, 2011

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the 2,700 acre parcel of undeveloped land (internally referred to as the Dillingham Ranch) in Hawaii is a non-income producing property that was acquired for potential development purposes. The definition of a “business” under ASC 805-10-50 requires (1) inputs, (2) processes and (3) outputs. The Company notes that there are some inconsequential ancillary inputs, but there are no significant existing processes, nor significant outputs which would result from the existing processes (there will be significant output from the sale of the land, but this is not a result of any operation of a business). As such, the acquisition of this asset was not considered a business and therefore would not be accounted for as a business combination. Since this was not determined to be a business combination, the Company concluded that the disclosure required by ASC 805-10-50 was not applicable.

Note 18 – Commitments and Contingencies

Employment Agreements, page 61

11.	Please tell us how you accounted for the forgiveness of the note due from your CEO in the amount of $4,281,000. Within your response, please reference the authoritative accounting literature management relied upon. In addition, your response should address the CEO’s ownership interest in the registrant.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the forgiveness of the note to the Company’s (accounting acquirer) CEO was accounted for as compensation expense at the time the merger with Prospect Acquisition Corp. (accounting acquiree) was consummated. The Company determined to forgive the note upon the consummation of the merger due to the CEO’s contributions to Kennedy-Wilson, Inc., the CEO’s primary role in negotiating the terms of the merger and the related agreements, and the terms of the note that provided for its forgiveness in the event of certain changes in control. Since Kennedy-Wilson, Inc. previously had a note receivable from its CEO prior to the merger and the note was forgiven upon consummation of the merger, the note no longer had any future benefit to the Company and was written off. Furthermore, since the CEO was not required to make any payments for being relieved of the note obligations, it was considered compensation and the Company charged it to compensation expense. Additionally, since loans or extensions of credit to directors and officers are prohibited under Section 402 of the Sarbanes-Oxley Act of 2002, this note could not have survived the merger with Prospect Acquisition Corp.

The Company respectfully advises the Staff that its CEO owned approximately 36% of the Company’s common stock outstanding upon the consummation of the merger with Prospect Acquisition Corp., and 34% of the Company’s common stock outstanding as of December 31, 2010.

Litigation, page 62

12.	We note your disclosure that you do not believe that the outcome of certain routine litigation will have a material effect on your financial position or your results of operations. Please tell us whether these losses will have a material effect on the financial statements as a whole, rather than on just your financial position or your results of operations.

Response: The Company respectfully advises the Staff that the Company does not believe that the outcome of routine litigation will have a material effect on its financial statements as a whole. The Company will clarify this in future periodic reports.

June 17, 2011

KW Residential, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 78

13.	We note the rental agreements are cancelable by the tenant on one-month notice. Please tell us how you have complied with paragraph 1 of ASC 840-20-25, or tell us how you determined it is appropriate to recognize the rental income on a straight-line basis.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the rental agreements are cancelable by the tenant on one-month notice and has evaluated this cancelation provision under paragraph 1 of ASC 840-20-25 and the definition of “noncancelable lease term”. The Company notes that the rental agreements contain an early termination penalty such that the Company believes the continuation of the rental agreement appears, at inception, reasonably assured. Therefore the Company has defined the “lease term” as the initial term contained in the rental agreements. The Company will clarify this accounting policy in future periodic filings by including the disclosure similar to the following:

“Rental income from residents is recognized on a straight-line basis over the noncancelable lease term, including any rent free months, which typically is two years. Although the rental agreements are cancelable, by tenant, on one-month notice, the rental agreements contain an early termination penalty such that the Company believes that continuation of the rental agreement appears, at inception, reasonably assured.”

Correction of Immaterial Errors, page 80

14.	We note your adjustment to your 2009 and 2008 financial statements. Please tell us how the Company determined this revision is not material. In addition, please tell us what effect the correction of errors had on the prior auditor’s opinion.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, although some of the corrected amounts included in the disclosure on page 80 of the Company’s 10-K may appear to be quantitatively large, they had no impact on any amount or disclosure within the Company’s financial statements, and represent principally a reclassification among current assets within the unclassified balance sheet of an unconsolidated equity method investee (the “Investee”). The Company evaluated both the quantitative impact, as well as the qualitative impact these corrections had on the financial statements of the Investee to conclude that these items were corrections of immaterial errors. It should be noted that these corrections had no impact on total assets, revenues, expenses, net income (loss), and equity of the Investee. These errors were merely a reclassification from cash and equivalents to restricted cash. The reason for the correction was the identification of cash held by lenders that is not released for payment of operating expenses until ninety days after collection. The Company used the framework of SAB 99 to evaluate the qualitative aspects of these corrections as follows:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The items in question are capable of precise measurement and there is no judgment involved in determining the amount of cash to reclassify as restricted cash.

June 17, 2011

•	whether the misstatement masks a change in earnings or other trends

As noted above, these corrections did not mask a change in earnings or any other trends. This was simply a reclassification from cash and equivalents to restricted cash.

•	whether the misstatement changes a loss into income or vice versa

Again, as noted above these corrections had no impact on earnings so it would not flip a loss into income or vice versa.

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the Company’s operations or profitability

The Investee, KW Residential, LLC, has only one segment and therefore these errors did not have any impact on a segment that could play a significant role in the operations or profitability. As noted above this was merely a movement from cash and equivalents to restricted cash and therefore did not have an impact on a particular segment or other portion of the Investee’s business as they only operate multifamily apartment buildings.

•	whether the misstatement affects the registrant’s compliance with regulatory requirements

These corrections had no impact on the Investee’s compliance with regulatory requirements.

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

These corrections did not impact any loan covenants or other contractual requirements as cash and equivalents do not impact the calculation of the debt service coverage ratio loan covenant.

•	whether the misstatement has the effect of increasing management’s compensation

The amount of cash and equivalents has no impact on the amount of management’s compensation.

•	whether the misstatement involves concealment of an unlawful transaction

This correction did not conceal an unlawful act or transaction.

In addition to the items specifically identified in SAB 99, the Company also considered the following items in reaching its conclusion:

•

The “restrictions” requiring the reclassification are primarily the result of standard Japanese lending practices and by their very nature are 90 day restrictions. Thus, from the qualitative perspective of a user such “restricted cash” is as liquid as any other 90 day “cash equivalent”;

•	As a real estate entity, the Investee does not present a classified balance sheet, hence such measures of liquidity are not as qualitatively relevant as for other industries.

The Company respectfully advises the Staff that it utilized the analysis above to conclude that the corrections were not material to the overall financial statements of the Investee. Since the items were determined to not be material the corrections of these immaterial errors had no impact on the prior auditor’s opinion.

June 17, 2011

KW/WDC Portfolio Member LLC and One Carlsbad

Notes to Combined Financial Statements

(2) Summary of Significant Accounting Policies, page 106

15.	Please tell us how you determined it was appropriate to present combined financial statements for the Company and One Carlsbad. Within your response, please reference the authoritative accounting literature management relied upon.

Response: The Company respectfully advises the Staff that KW/WDC Portfolio Member LLC and One Carlsbad are entities that are under common management, have the same ultimate managing member, and each operate in the real estate industry. Such characteristics fit within the definition of “combined financial statements” included in ASC 810–10–20 which defines the term as “the financial statements of a combined group of commonly controlled entities or commonly managed entities presented as those of a single economic entity”. As the combination of these entities is consistent with the definition in ASC 810, the Company concluded that the presentation of combined financial statements was appropriate.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition..., page 14

Robust Acquisition Program, page 15

16.	We note you indicate on page 15 of your Form 10-Q for the quarterly period ended March 31, 2011 that you closed $216 million of real estate acquisitions during the quarter. We further note you indicate on page 21 of your Form 10-K for the fiscal year ended December 31, 2010 that in 2010 you closed $2.025 billion of real estate and debt acquisitions through direct, and joint venture investments, including approximately $1.3 billion of multifamily acquisitions. In future periodic filings, to the extent you make aggregate material acquisitions during the reporting period, please include weighted average capitalization rates or some other measure of the current property operating income yield related to these transactions. To the extent the current yield was not a material consideration in making the acquisitions, please disclose this. Please also include a clear description of how you calculate yield for these purposes.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that based on the following reasons, the Company believes that disclosure regarding capitalization rates or other measure of property operating income yield for its acquisitions is not appropriate.

The Company typically does not purchase stabilized properties for which yields and capitalization rates may be computed utilizing industry standardized methodologies. The Company typically acquires underperforming real estate assets and/or value added opportunities. For these assets, capitalization rates vary significantly on a case-by-case basis, widely dependent upon which net operating income such capitalization rate was being applied to (in place, based upon local rents and occupancy or based upon the Company’s specific acquisition due diligence). The Company focuses far more on projected rates of return on its equity investment, rather than capitalization rates.

Furthermore, an individual acquisition may include several potential business plans, each with a projected internal rate of return unique to the plan. The final plan to be applied to the acquisition is only determined by the Company after the acquisition and as more information becomes available. Therefore, even a projected yield or internal rate of return for a given acquisition would come with numerous hypothetical scenarios.

The Company believes its ability to underwrite a deal, realizing value where it was either overlooked or not exploited by the seller, is its most significant strategic and competitive advantage. It is often the case that the Company purchases a property for a projected return that is significantly different from the projected return that the seller forecasted at the time of sale. The Company respectfully submits that to disclose such projected yields would cause the Company significant competitive harm. Additionally, disclosing such information focuses only on the successful completion of an aggressive acquisition and repositioning strategy and ignores the risk.

Finally, the Company respectfully submits, that the projected returns would likely produce inappropriate cash flow expectations by our shareholders. A property may have a very high projected return, yet due to required capital improvements, vacancy to complete those improvements and re-leasing, the periodic cash flow return until disposition may not only be substantially less than the projections, but in fact may be negative.

June 17, 2011

Proxy Statement on Schedule 14A filed April 28, 2011

17.	We note Proposal No. 3 covers the frequency of your advisory vote on executive compensation. We further note you provide the opportunity for shareholders to vote on whether the shareholder vote on executive compensation will occur every 1, 2, or 3 years. Please advise us why you did not provide the opportunity to abstain from voting on this proposal. Please refer to Rule 14a-4(b)(3) under the Securities Exchange Act of 1934.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it is aware of the requirements of Rule 14a-4(b)(3) under the Securities Exchange Act of 1934. In preparing its proxy statement on Schedule 14A, the Company inadvertently filed a version of its proxy card without the box that provides shareholders the opportunity to abstain from voting on Proposal No. 3. The Company respectfully advises the Staff, however, that the version of the Company’s proxy card that was mailed to its shareholders, included such box and provided its shareholders the opportunity to abstain from voting on Proposal No. 3. If advised by the Staff, the Company will file an amendment to its Proxy Statement on Schedule 14A with the correct proxy card.

* * * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer
Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

cc:	William J. McMorrow, Kennedy-Wilson Holdings, Inc.

Freeman A. Lyle, Kennedy-Wilson Holdings, Inc.

Barry S. Schlesinger, Kennedy-Wilson Holdings, Inc.

June 17, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

100 F Street, N.E.,

Washington, D.C. 20549

Attention:	Kevin Woody, Branch Chief
Jennifer Monick, Senior Staff Accountant
Sandra Hunter, Attorney Advisor
Michael McTiernan, Assistant Director

Re:	Kennedy-Wilson Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Quarterly Period Ended March 31, 2011
Proxy Statement on Schedule 14A
File No. 001-33824

Ladies and Gentlemen:

In connection with the letter dated June 17, 2011 pursuant to which Kennedy-Wilson Holdings, Inc. (the “Company”) responded to the comments of the staff of the Division of the Corporate Finance of the Securities and Exchange Commission (the “Commission”), received by facsimile on June 6, 2011, the Company hereby acknowledges that, (a) the Company is responsible for the adequacy and accuracy of the filings it makes with the Commission, (b) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KENNEDY-WILSON HOLDINGS, INC.

By:	/s/ William J. McMorrow
	Name:	William J. McMorrow
	Title:	Chief Executive Officer

9701 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212    tel (310) 887-6400    fax (310) 887-6459